[redacted]

13013706

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-65441

REPORT FOR THE PERIOD BEGINNING 01/01/12 **AND ENDING** 12/31/12
MM/DD/YY **MM/DD/YY**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

Auriga USA, LLC

Official Use Only
FIRM ID NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

546 Fifth Avenue, 9th Floor
(No. and Street)

New York,	NY	10036
(City)	**(State)**	**(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Motch (646) 998-6454
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

345 Park Avenue	New York	New York	10154
(Address) Number and Street	**City**	**State**	**Zip Code**

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2013
REGISTRATIONS BRANCH
02

CHECK ONE:

- [X] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

3/11/13

SEC 1410 (06-02)

I, Arthur Motch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Auriga USA, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

MEGAN E ROCKWELL
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02RO6236636
Qualified in New York County
Commission Expires February 28, 2015

This report ** contains (check applicable boxes):

x	**(a) Facing Page.**
x	**(b) Statement of Financial Condition.**
x	**(c) Statement of Income (Loss).**
x	**(d) Statement of Cash Flows.**
x	**(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.**
	(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x	**(g) Computation of Net Capital.**
x	**(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (not applicable).**
	(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
	(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
x	**(l) An Oath or Affirmation.**
x	**(m) A copy of the SIPC Supplemental Report (under separate cover).**
	(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
x	**(o) Independent auditors' report on internal accounting control.**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

AURIGA USA, LLC

(A wholly owned subsidiary of Auriga Services LLC)

Statement of Financial Condition
December 31, 2012
(With Report of Independent Registered Public Accounting Firm and Supplemental Report on Internal Control)

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Member of
Auriga USA, LLC:

We have audited the accompanying statement of financial condition of Auriga USA, LLC as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Auriga USA, LLC as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

New York, NY
February 28, 2013

AURIGA USA, LLC
(A wholly owned subsidiary of Auriga Services LLC)
Statement of Financial Condition
December 31, 2012

ASSETS		
Cash and cash equivalents	$	680,760
Receivable from broker		1,600,554
Due from affiliates		45,520
Securities owned, at fair value		4,896,332
Fixed assets, net of depreciation and amortization		32,677
Other assets		67,952
Total assets	**$**	**7,323,795**
LIABILITIES AND MEMBER'S EQUITY		
Due to parent	$	69,967
Commissions payable		866,948
Accounts payable and accrued expenses		198,327
Total liabilities		1,135,242
Member's equity		6,188,553
Total liabilities and member's equity	**$**	**7,323,795**

See accompanying notes to financial statement.

1. Organization

Auriga USA, LLC (the "Company") is a New York City based broker-dealer that is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of Auriga Services LLC, (the "Parent"), a New York limited liability company.

In February 2010, Auriga Securities SV S.A. ("Auriga SV") as the parent company at the time, entered into a Contribution Agreement and an Operating Agreement (the "Agreements"), with Xzerta Holdings LLC to facilitate the combination of the operations of Xzerta LLC and the Company. Pursuant to the Agreements, Auriga SV, as sole member, contributed all outstanding LLC interest in the Company to the Parent. The transaction resulted in the Parent becoming the sole member of the Company.

2. Summary of Significant Accounting Policies

Basis of Preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and generally accepted accounting practices within the broker dealer industry. In preparing financial statements in accordance with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements Actual results could differ from such estimates.

Cash and Cash Equivalents

The Company considers its investments in financial instruments with original maturities of less than 90 days to be cash equivalents. Cash and cash equivalents are held primarily at one major financial institution.

As of December 31, 2012, the Company had amounts exceeding the Federal Deposit Insurance Corporation ("FDIC") insurance coverage as the majority of the cash and cash equivalents amounts were held in non-interest bearing accounts at HSBC Bank N.A. Currently, the FDIC insurance coverage per depositor per institution for all non-interest bearing accounts is $250,000 as of December 31, 2012. As of December 31, 2012, the Company had a balance in its account at HSBC Bank N.A. of $680,760.

Fixed Assets

All fixed assets are stated at cost less accumulated depreciation. Depreciation on computer equipment is computed using the straight-line method over a period of two years. Depreciation on furniture, fixtures and non-computer related equipment is computed using the straight-line method over a period of five years. Amortization of leasehold improvements is computed using the straight line method over the economic life of the improvement or the term of the lease, whichever is shorter.

(continued)

Income Taxes

The Company is a limited liability company and a disregarded entity for tax purposes. There is no tax sharing agreement between the Company and its Parent, and there have been no distributions to the Parent for reimbursements of taxes.

The Company is a limited liability company, which is taxed as a partnership. Accordingly, the Company is included in the New York City Unincorporated Business Tax ("UBT") tax return of the Parent. The Company and the Parent are both subject to UBT. At December 31, 2012, the Company had a UBT net loss carryover of approximately $5.0 million. The net loss carryover is the primary driver of a net deferred tax asset of approximately $200,559. At the present time, the Company believes it is not more likely than not that the deferred tax asset will be realized. Accordingly, the Company has provided a valuation allowance on the deferred tax asset, so that no net deferred tax asset is reflected in the statement of financial condition. The UBT net loss carryover will expire in the year 2028.

3. Fair Value Measurements

Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 – Inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

(continued)

As of December 31, 2012, the Company had $4,896,332 in asset backed securities reported at fair value on its Statement of Financial Condition. The Company's securities portfolio is comprised of one government agency mortgage-backed security and three non-agency residential mortgage-backed securities.

Fair Value Measurements (Continued)

The Company has concluded that the assets held are best classified under FASB ASC 820 as Level 2 assets. The securities were valued using a pricing vendor that obtained the values based on recent trades in the market and based on pricing of similar securities. The entire securities portfolio was sold in early January 2013 at amounts that were not significantly different than their December 31, 2012 carrying values.

4. Net Capital Requirement

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change day to day, but as of December 31, 2012, the Company had net capital of $4,346,132, which was $4,246,132 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.26 to 1.

The Company maintains proprietary accounts with the clearing broker ("PAIB assets") for trading, deposit, errors, accommodations and sundry expense purposes. The Company regularly trades for its own account. PAIB assets are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, that the clearing broker perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3.

5. Fixed Assets

Fixed assets consist of the following:

	Cost	Accumulated Depreciation and Amortization	Net Fixed Assets
Computer equipment	$ 185,824	$ (178,094)	$ 7,730
Leasehold improvements	182,789	(182,789)	-
Furniture and equipment	134,809	(109,862)	24,947
	$ 503,422	$ (470,745)	$ 32,677

(continued)

6. Related Party Transactions

The following table presents the Company's related party assets and liabilities as of December 31, 2012:

	Auriga Services, LLC	Xzerta Energy, LLC	Auriga Trading, LLC	Xzerta Trading, LLC	Other Affiliates	Total
Asset						
Due from affiliates	-	14,452	11,522	5,000	14,546	45,520
Total	-	14,452	11,522	5,000	14,546	$ 45,520
Liabilities						
Due to parent	69,967	-	-	-	-	69,967
Total	69,967	-	-	-	-	$ 69,967

Transactions with the Parent

The Company entered into an expense sharing arrangement with the Parent on June 1, 2011. The agreement provides the Parent reimbursement of expenses and services such as, but not limited to, administrative support, technology, rent, legal and accounting provided to the Company. As of December 31, 2012, $69,967 remained due to the Parent.

Transactions with Xzerta Energy Group LLC

The Company incurred expenses for support services, including but not limited to, legal and general office support provided to Xzerta Energy Group LLC, an affiliates during the course of the year. As of December 31, 2012, the Company was due $14,452 for these services.

Transactions with Auriga Trading LLC

The Company incurred expenses for support services, including but not limited to, legal and general office support provided to Auriga Trading LLC, an affiliate during the course of the year. As of December 31, 2012, the Company was due $11,522 for these services.

Transactions with Xzerta Trading LLC

The Company incurred expenses for support services, including but not limited to, registration fees, legal and general office support provided to Xzerta Trading LLC, an affiliate during the course of the year. At year end, a balance of $5,000 was due to the Company for these services.

(continued)

Transactions with other related parties

The Company incurred expenses for support services, including but not limited to, registration fees, legal and general office support provided to various other affiliated companies during the course of the year. At year end, a balance of $14,546 was due to the Company for these services.

7. Leases

In June 2011, the Company relocated its offices to 546 Fifth Avenue, New York, New York, an office space leased by Auriga Holdings, LLC. Subsequently, the allocation of rent was included in the expense sharing agreement with its Parent, a 100% owned subsidiary of Auriga Holdings LLC.

8. Transactions with Clearing Broker

The Company trades and clears all of its trades through its clearing brokers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

9. Concentration Risk

In the normal course of business, the Company executes with its clearing broker, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of its customers.

As of December 31, 2012, the Company's securities portfolio was comprised of four securities, one that is 38% of total assets and another that is 14% of total assets. These securities are non-agency residential mortgage-backed securities. Undue concentration deductions have been made on the securities in the Net Capital calculations in accordance with the SEC's net capital requirements.

10. Commitments and Contingencies

The Company is subject to legal proceedings, claims, and litigations arising in the ordinary course of business. At year end, the firm received notice that it was being brought to FINRA arbitration by two former employees of the discontinued equity division for claims of unpaid wages and benefits of approximately $210,000. The Company will defend itself vigorously against this and any such claims. Although the outcome of this matter is currently not determinable, management does not expect that the ultimate costs to resolve this matter will have a material adverse effect on its financial position.

(continued)

11. Employee benefits Plans

In December 2012, the Parent created the "Auriga Services LLC 401(k) Profit Sharing Trust" (the "Plan"), a defined contribution plan under Section 401(k) of the Internal Revenue Code, for the benefit of the Company and its affiliated companies. The Plan year ends December 31st of each year and has an annual profit sharing feature. The Parent, at its sole discretion, determines the amount, if any, of profit to be contributed to the Plan. As of the year ending, December 31, 2012, the Company did not have a liability related to the Parent's Plan.

12. Subsequent Events

The Company has evaluated events and transaction that occurred during the period from the statement of condition date through February 28, 2013, the date the Company's statement of condition is available to be issued. All of the Company's securities were sold in early January 2013 at amounts that were not significantly different from their December 31, 2012 carrying values. The Company entered into a master repurchase agreement with Auriga Global Investors SA, SV, an affiliated company. The repurchase agreement allows for maximum of $12,500,000 of securities that must be repurchased within 180 days at a rate of 7% per annum. There were no other events or transactions that occurred during the period that materially impacted the amounts or disclosures in the Company's statement of financial condition.

SUPPLEMENTARY REPORT

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

Member of
Auriga USA, LLC:

In planning and performing our audit of the financial statements of Auriga USA, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Member, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2013